UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Board of Directors’ Meeting held on May 4, 2022, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 6, 2022.

2.	Minutes of the Audit, Risk Management and Finances Committee’s Meeting held on May 2, 2022, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 9, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
Name:	Guilherme Strano Castellan
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: May 10, 2022

Item 1

Minutes of the Board of Directors’ Meeting held on May 4, 2022, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 6, 2022.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly Held Company	NIRE 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

held on May 4, 2022

I.       Date, Time and Place: On May 4, 2022 at 09:00 a.m., by conference call.

II.      Call Notice: Waived due to the attendance, by conference call, of all members of the Board of Directors of Natura &Co Holding S.A. (“Company”).

III.     Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, Chairman of the meeting and Co-Chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors; Pedro Luiz Barreiros Passos, Co-Chairman of the Board of Directors; Roberto de Oliveira Marques, Executive Chairman of the Board of Directors; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Fábio Colletti Barbosa, independent board member; Jessica DiLullo Herrin, independent board member; Ian Martin Bickley, independent board member, Nancy Killefer, independent board member, W. Don Cornwell, independent board member, Andrew George McMaster Jr., independent board member and Georgia Melenikiotou, independent board member. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.     Presiding Board: Mr. Guilherme Peirão Leal chaired the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.      Agenda: To analyze and to approve the individual and consolidated interim financial statements and explanatory notes of the Company, accompanied by the draft of the report of the independent external auditors, for the period of 3 (three) months ended March 31, 2022.

VI.     Resolutions: After discussions related to the matter on the agenda, the Company's Board of Directors declared that it analyzed and approved the individual and consolidated interim financial statements and explanatory notes, accompanied by the draft of the report of the independent external auditors, for the period of 3 (three) months ended March 31, 2022, prepared in accordance with CVM regulations and applicable accounting rules.

VII.    Closing: The Chairman thanked everyone for being present and declared the meeting adjourned, suspended the meeting for these minutes to be drafted, which, after being read, discussed and found to be in order, were approved and signed by the board and by the attending members.

São Paulo, May 4, 2022.

These minutes are a true copy of the original drafted in the proper book.

_________________________________

Moacir Salzstein

Secretary

Item 2

Minutes of the Audit, Risk Management and Finances Committee’s Meeting held on May 2, 2022, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on May 9, 2022.

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	A Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

Minutes of the Audit, Risk Management and Finances Committee's Meeting
held on May 2, 2022

I.         Date, Time and Place: May 2, 2022, at 9 a.m., through conference call.

II.        Quorum: All members of the Company’s Audit, Risk Management and Finance Committee were present, namely: Roberto de Oliveira Marques, Gilberto Mifano, Andrew George McMaster Jr. and Luiz Carlos Passetti. Mr. Moacir Salzstein, secretary of the meeting, was also present.

III.      Presiding Board: Mr. Gilberto Mifano presided over the meeting, and invited Mr. Moacir Salzstein to act as secretary.

IV.      Agenda: approve the engagement of the Company’s independent auditors.

V.       Resolutions: approve the engagement of the independent audit firm PricewaterhouseCoopers Auditores Independentes Ltda., established in the Capital of the State of São Paulo, headquartered in Avenida Brigadeiro Faria Lima, 3732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo - SP, Zip Code 04538-132, enrolled in CNPJ/MF under No. 61.562.112/0001-20, to audit the Company's financial statements in the fiscal years 2022, 2023 and 2024.

VI.      Adjournment: The Chairman declared the meeting adjourned, but first suspended the meeting so that these minutes could be drafted, which, after being read, discussed and found to be in order, were approved and signed by the board, by the attending board members and by the external advisor.

São Paulo, May 2, 2022.

__________________________________

Moacir Salzstein

Secretary of the Meeting